Page 1 of 5 pages

                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                              Washington, DC 20549

                                  SCHEDULE 13G
                    Under the Securities Exchange Act of 1934

                            LITTLE SWITZERLAND, INC.
                            ------------------------
                                (Name of Issuer)

                     COMMON STOCK, par value $.01 per share
                     --------------------------------------
                         (Title of Class of Securities)

                                    537528101
                                    ---------
                                 (CUSIP Number)

                                  May 15, 2000
                                  ------------
             (Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

        |_|    Rule 13d-1(b)
        |X|    Rule 13d-1(c)
        |_|    Rule 13d-1(d)

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CUSIP No. 537528101                    13G                     Page 2 of 5 pages
--------------------------------------------------------------------------------
1   NAME OF REPORTING PERSON
    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

    William C. Dowling
--------------------------------------------------------------------------------
2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                         (a) |_|
                                                                         (b) |X|
--------------------------------------------------------------------------------
3   SEC USE ONLY


--------------------------------------------------------------------------------
4   CITIZENSHIP OR PLACE OF ORGANIZATION

    United States
--------------------------------------------------------------------------------
                  5    SOLE VOTING POWER

                       442,500
                  --------------------------------------------------------------
  NUMBER OF       6    SHARED VOTING POWER
    SHARES
 BENEFICIALLY
   OWNED BY       --------------------------------------------------------------
     EACH         7    SOLE DISPOSITIVE POWER
  REPORTING
    PERSON             442,500
     WITH         --------------------------------------------------------------
                  8    SHARED DISPOSITIVE POWER


--------------------------------------------------------------------------------
9   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

    442,500
--------------------------------------------------------------------------------
10  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*

                                                                            |_|
--------------------------------------------------------------------------------
11  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

    5.12%
--------------------------------------------------------------------------------
12  TYPE OF REPORTING PERSON*

    IN
--------------------------------------------------------------------------------
                     *SEE INSTRUCTIONS BEFORE FILLING OUT
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                                                               Page 3 of 5 pages


Item 1.

       (a)  Name of Issuer:               Little Switzerland, Inc.
       (b)  Address of Issuer's
            Principal Executive Offices:  161-B Crown Bay Cruise Ship Port
                                          St. Thomas U.S.V.I. 00802

Item 2.

       (a)  Name of Person Filing:        William C. Dowling
       (b)  Residence:                    P.O. Box 400
                                          St. Thomas, Virgin Islands 00804

       (c)  Citizenship:                  United States
       (d)  Title of Class of Securities: Common Stock, par value $.01 per share
       (e)  CUSIP No.:                    537528101

Item 3. If this statement if filed pursuant to ss.240.13d-1(b) or ss.240.13d-2(b)or(c), check whether the person filing is a:

(a)   |_|   Broker or dealer registered under Section 15 of the Act.
(b)   |_|   Bank as defined in section 3(a)(6) of the Act.
(c)   |_|   Insurance company as defined in section 3(a)(19) of the Act.
(d)   |_|   Investment company registered under section 8 of the Investment
            Company Act of 1940.
(e)   |_|   An investment advisor in accordance with
            ss.240.13(d)-1(b)(1)(ii)(E);
(f)   |_|   An employee benefit plan or endowment fund in accordance with
            ss.240.13d-1(b)(1)(ii)(F);
(g)   |_|   A parent holding company or control person in accordance with
            ss.240.13d(b)(ii)(G);
(h)   |_|   A savings association as defined in Section 3(b) of the Federal
            Deposit Insurance Act (12 U.S.C. 1813);
(i)   |_|   A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of
            1940;
(j)   |_|   Group, in accordance with ss.240.13d-1(b)(1)(ii)(J).

Item 4. Ownership.

            For information on ownership, voting and dispositive power with respect to the above listed shares, see Items 5-9 on the Cover Page.
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                                                               Page 4 of 5 pages


Item 5. Ownership of Five Percent or Less of a Class.

            If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following: |_|

Item 6. Ownership of More than Five Percent on Behalf of Another Person.

            Not Applicable

Item 7. Identification and Classification of The Subsidiary Which Acquired the Security Being Reported on By The Parent Holding Company.

            Not Applicable

Item 8. Identification and Classification of Member of the Group.

            Not Applicable

Item 9. Notice of Dissolution of Group.

            Not Applicable

Item 10. Certification.

      By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

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                                                               Page 5 of 5 pages


                                    SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                                   Date:  January 23, 2001


                                                   s/ William C. Dowling
                                                   -----------------------------
                                                   William C. Dowling